Exhibit 99.1

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces acquisition of Great Bear Resources

Flagship Dixie project in Northern Ontario has significant potential to become a top tier, large-scale operation

(This news release contains forward-looking information about expected future events and performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located at the end of this release.)

Toronto, Ontario, December 8, 2021 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross” or the “Company”) is pleased to announce today that it has entered into a definitive agreement (the “Agreement”) with Great Bear Resources Ltd. (TSX-V:GBR) (“Great Bear”) to acquire all of the issued and outstanding shares of Great Bear through a plan of arrangement (the “Transaction”).

Through the Transaction, Kinross will acquire Great Bear’s flagship Dixie project located in the renowned and prolific Red Lake mining district in Ontario, Canada. The Dixie project is one of the most exciting recent gold discoveries globally and extensive drilling results have shown the characteristics of a top tier deposit.

Under the terms of the Transaction, Kinross has agreed to an upfront payment of approximately US$1.4 billion1 (C$1.8 billion), representing C$29.00 per Great Bear common share on a fully-diluted basis. The upfront payment will be payable at the election of Great Bear shareholders in cash and Kinross common shares (“Kinross shares”), subject to a pro-ration, up to aggregate maximums of 75% cash and 40% Kinross shares on a fully-diluted basis. The Agreement also includes a payment of contingent consideration in the form of contingent value rights that may be exchanged for 0.1330 of a Kinross share per Great Bear common share, providing further potential consideration of approximately US$46.0 million1 (C$58.2 million) based on the closing price for a Kinross share on the Toronto Stock Exchange (“TSX”) on December 7, 2021. The contingent consideration will be payable in connection with Kinross’ public announcement of commercial production at the Dixie project, provided that at least 8.5 million gold ounces of measured and indicated mineral resources are disclosed.

Strategic rationale for acquisition

•	The Dixie project has excellent potential to become a top tier deposit that could support a large, long-life mine complex and bolster Kinross’ long-term production outlook.
o	Kinross envisions a mine complex with an initial quality, high-grade open-pit mine, with potential upside for a longer-term, sizeable underground operation.
•	Dixie has significant exploration upside potential with primary zones of mineralization remaining open along strike and at depth.
o	Highly-prospective, with multiple avenues to unlock potential, including the LP Fault, Hinge and Limb primary zones.
o	Positive and exciting drilling results show consistently wide mineralized intercepts defining large continuous zones with predictable high-grade components.
•	Dixie is ideally located in a highly-attractive jurisdiction and is situated in the renowned Canadian Red Lake mining district in Northern Ontario.
o	The project is in a well-established mining camp close to infrastructure and skilled labour.
o	The project offers the potential for long-term tax benefits given Kinross’ large Canadian tax pools.
o	Power supply sources in the region are from a low-carbon energy grid, supporting the Company’s greenhouse gas (“GHG”) emissions reduction strategy.
•	Kinross has been actively involved in the diligence of the Dixie property since 2018 and the asset will become a centerpiece in the Company’s development portfolio.
o	Extensive technical reviews, including site visits, support an exceptional outlook for the project and confirms it is a scarce, high-quality asset.

1 Assumes foreign exchange rate of 1.27 Canadian dollars to the U.S. dollar.

p.1 Kinross announces acquisition of Great Bear Resources	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

J. Paul Rollinson, Kinross’ President and CEO, made the following comments in relation to the Great Bear acquisition: “The Dixie project represents an exciting opportunity to develop a potentially top tier deposit into a large, long-life mine complex. In addition to the prospect of developing a quality, high-grade open pit mine, we also believe that a significant portion of the asset’s value is its longer-term potential, which includes the view of a sizeable underground operation.

“Kinross has the strong technical expertise and experience to successfully advance the project from exploration to development and unlock considerable value for our shareholders. Our extensive due diligence reinforced the scarcity of an asset of this quality and value. The Dixie project has multiple high-potential mineralized zones which remain open along strike and at depth, and we are confident that the asset has strong untapped upside with numerous avenues for growth.

“We are pleased to achieve our goal of adding a high-quality asset in our home jurisdiction that further bolsters our global portfolio and can potentially provide long-term tax benefits. The Dixie project is ideally located in the renowned Red Lake mining district in Northern Ontario near established infrastructure and in a province with a low-carbon energy grid. We look forward to building strong relationships with the Wabauskang and Lac Seul First Nations and will work with them to ensure that the project delivers sustainable benefits to their communities and respects their way of life.”

Chris Taylor, Great Bear’s President and CEO, said: “Kinross first set foot on the Dixie property three years ago, and has closely monitored the discovery and growth of each successive gold discovery Great Bear has made. With extensive drilling now completed at Dixie, both companies have a shared vision of the clear potential for a multi-deposit mine complex consisting of a potential high-grade open-pit mine and a long-life underground mine.

“Dixie’s closest geological analog, the large Hemlo gold mine, was historically operated by three separate companies prior to its consolidation, and has produced over 20 million ounces of gold in more than 30 continuous years of operation. Great Bear shareholders will now be in a unique position to benefit from the potential of the top tier Dixie project under one company and will maintain strong exposure to the project through their Kinross shares. Dixie will be a significant asset for Kinross and the Company’s strong track record, coupled with its projected production growth profile over the coming years, offers our shareholders an attractive investment in its own right.

“As Great Bear’s track record of continuous discovery shows, the Dixie project hosts a prolific gold system that remains completely unconstrained and open to extension. In the near-term, with over 80% of the property unexplored, our shareholders will continue to have exposure to ongoing advanced project development and extensive exploration upside in the lead-up to planned production.

“Of high importance to Great Bear is Kinross’ history of strong Indigenous community relationships and industry recognition as a leader in sustainability and environmental stewardship. Our partners at the Wabauskang and Lac Seul First Nations will benefit from Kinross’ deep operational experience, excellent operational track record and headquarters in Ontario. Kinross is committed to ensuring the project provides lasting socio-economic benefits to the local area and the shared Canadian identity and residence in the same province will help facilitate close ties between the Company and the project’s local communities.”

About the Dixie project

The Dixie project is located 25 kilometres southeast of the town of Red Lake, Ontario and comprises 91 square kilometres of contiguous claims. The project is in a well-established mining camp, is close to skilled labour and a paved highway and provincial power lines run parallel to the property. The property also hosts a network of well-maintained logging roads which facilitate year-round access to the site.

The Dixie project has significant exploration upside potential, with 80% of the property unexplored. The project hosts a prolific gold system and has high-potential mineralized zones remaining open along strike and at depth, with multiple avenues to unlock potential. To date, Great Bear has completed more than 340,000 metres of drilling in 794 drill holes and has identified five high-grade gold discoveries. Great Bear’s positive and exciting drilling results show consistently wide mineralized intercepts defining large continuous zones with predictable high-grade components.

p.2 Kinross announces acquisition of Great Bear Resources	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

The most significant discovery to date at Dixie is the large-scale “LP Fault” zone, which is comprised of continuous wide, moderate grade mineralization along with subparallel high-grade gold lenses, forming a broad 200 to 400 metre wide envelope of stacked zones, hosted in metamorphosed felsic volcanic and sedimentary units. LP Fault zone drilling has identified gold mineralization along 10.8 kilometres of strike length down to a depth of 786 metres and remains open along strike and at depth. A subsection of the LP Fault zone measuring approximately 4.6 kilometres on strike and to a depth of 500 metres has been the focus of drilling to date at approximately 50 to 150 metre drill spacing. The LP Fault zone has similar geological features to the large Hemlo deposit, which has produced more than 20 million ounces of gold and has been operating continuously for more than 30 years.

The nearby “Hinge,” “Limb,” “Midwest” and “Arrow” gold zones are more characteristic of mineralization at mined deposits in Red Lake, and comprise high-grade gold-bearing quartz veins and silica-sulphide replacement zones hosted by metamorphosed mafic volcanic units.

See Appendix A: Figures 1 and 2 for maps of the Dixie property

Great Bear has reported that 80% of its drill holes into the LP Fault, Limb and Hinge zones contain visible gold mineralization, with gold occurring mainly as free gold that is not bound to, nor within, sulphide minerals. Initial metallurgical test work has indicated excellent recoveries at all of the mineralized zones identified which are amenable to conventional flowsheets.

See Appendix A: Figure 3 for a long section of the LP Fault zone

Kinross next steps and financing

Upon completion of the Transaction, Kinross plans to undertake a comprehensive exploration and development program at the Dixie project. The program aims to support Kinross’ vision of a large, long-life mining complex, which includes an initial quality, high-grade open-pit mine and potentially, a longer-term, sizeable underground mine. The Company’s three-pronged plan to demonstrate the project’s overall longer-term potential and value includes:

1.	Rapidly advancing exploration activities at the LP Fault zone, including 200,000 metres of planned drilling in 2022. (See Appendix A: Figure 3 for a long section of the LP Fault zone).

2.	In parallel, continuing exploration outside the Central area of the LP Fault zone, which remains open along strike and at depth. Kinross plans to continue to test the depth extent of the LP Fault zone to understand its potential to support a sizeable and long-life underground operation.

3.	At the same time, Kinross expects to opportunistically explore the Red Lake-style satellite deposits, including definition drilling at the Limb, Hinge and Midwest high-grade targets, along with high-potential new discoveries. The Company also plans to maintain regional claims in good standing and elevate some areas to drill target status.

Kinross expects to finance the acquisition with existing liquidity, which at September 30, 2021, included cash and cash equivalents of US$586.1 million and a US$1.5 billion revolving credit facility. In 2022, the Company expects to enhance its total return of capital to shareholders from its current quarterly dividend and ongoing share buyback program.

Sustainability and First Nations

Upon closing of the Transaction, Kinross will continue to honour the exploration agreements signed with the Wabauskang and Lac Seul First Nations who have traditional territorial claims in the area. Kinross had a constructive first meeting with the Chiefs of both First Nations and looks forward to building positive and strong relationships with their communities through meaningful dialogue and consultation.

Kinross recognizes that respect, collaboration and consideration for First Nations is central to the Company’s license to operate in the area and will prioritize developing the project in a manner that honours Indigenous rights and brings long-term socio-economic benefits to the area. Consistent with how Kinross develops all of its projects around the world, the Company is committed to ensuring that its operations leave a lasting and positive legacy and will take a life of mine approach to the design and planning of the project to minimize environmental impacts.

p.3 Kinross announces acquisition of Great Bear Resources	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

The Dixie project is located in a province with a low-carbon energy grid that supports Kinross’ goal of being a net-zero GHG emissions company by 2050. Kinross will also plan to incorporate energy-efficient initiatives as it develops the long-term project, including evaluating electric and hydrogen fuel fleets. The Company expects that the GHG emission intensity per-ounce-produced profile of a potential operation at Dixie could lower Kinross’ overall global metric.

Agreement details and timing

The Transaction will be carried out by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and will require approval by 66⅔% of the votes cast by Great Bear shareholders and 66⅔% of the votes cast by Great Bear security holders (including holders of Great Bear options, restricted share units and deferred share units) at a special meeting expected to be held in Q1 2022 and a simple majority of the votes cast by Great Bear security holders, excluding certain persons required to be excluded in accordance with Multilateral Instrument 61-101 of the Canadian Securities Administrators.

Under the terms of the Transaction, Great Bear shareholders will receive upfront consideration of US$1,421.9 million1 (C$1,800.1 million), representing C$29.00 per Great Bear common share on a fully-diluted basis. Great Bear shareholders will be able to elect to receive the upfront consideration as either (i) C$29.00 in cash or, (ii) 3.8564 Kinross shares per Great Bear share, both subject to pro-ration. The upfront consideration will be subject to maximum aggregate cash consideration of US$1,066.2 million1 (C$1,350.1 million) (representing 75% of the upfront consideration) or maximum aggregate shares issuable of 95.8 million2 (representing 40% of the upfront consideration on a fully-diluted basis2), depending on the election of Great Bear shareholders. Great Bear shareholders who do not elect cash or Kinross shares will be deemed to have elected to receive cash, subject to pro-ration.

Great Bear shareholders will also receive one contingent value right per Great Bear common share, providing for further potential consideration equal to 0.1330 of a Kinross share per Great Bear common share which represents US$46.0 million1 (C$58.2 million) in aggregate consideration, or C$1.00 per Great Bear common share, on a partially-diluted3 basis (based upon the closing price of a Kinross share on the TSX as at December 7, 2021). The contingent consideration will be payable in connection with Kinross’ public announcement of commercial production at the Dixie project, provided that at least 8.5 million gold ounces of measured and indicated mineral resources are disclosed.

The Board of Directors of Kinross have unanimously approved the Transaction. The Board of Directors of Great Bear have unanimously approved the Transaction, with Great Bear directors recommending that Great Bear shareholders vote in favour of the Transaction.

Each of the directors and senior officers of Great Bear, and certain shareholders of Great Bear, representing in aggregate approximately 20% of the issued and outstanding Great Bear common shares, have entered into voting support agreements with Kinross and have agreed to vote in favour of the Transaction at the special meeting of security holders of Great Bear to be held to consider the Transaction.

In addition to Great Bear security holder approval, the Transaction is subject to normal course regulatory approvals and the satisfaction of customary closing conditions. Subject to the satisfaction of these conditions, Kinross expects that the Transaction will be completed in Q1 2022.

Kinross and Great Bear have provided representations and warranties customary for a transaction of this nature and Great Bear has provided customary interim period covenants regarding the operation of its business in the ordinary course. The Agreement also provides for customary deal-protection measures, including non-solicitation covenants on the part of Great Bear and a right to match in favour of Kinross. Great Bear may, under certain circumstances, terminate the Agreement in favour of an unsolicited superior proposal, subject to a termination payment by Great Bear to Kinross.

2 Aggregate maximum total share consideration includes 15.0 million Kinross Options that will be exchanged for 3.9 million Great Bear Options.

3 Inclusive of 0.3 million Great Bear Restricted Stock Units and Deferred Share Units.

p.4 Kinross announces acquisition of Great Bear Resources	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Further information regarding the transaction will be contained in an information circular that Great Bear will prepare, file and mail in due course to its shareholders in connection with the Great Bear special meeting

Details regarding these and other terms of the transaction are set out in the arrangement agreement, which will be available on SEDAR at www.sedar.com.

None of the securities to be issued pursuant to the Agreement have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued in the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Advisors

Canaccord Genuity Corp. and Trinity Advisors Corporation are acting as financial advisors to Kinross, with Osler, Hoskin & Harcourt LLP acting as legal advisor.

Conference call details

A conference call and audio webcast with Kinross and Great Bear management to discuss the transaction will be held on Thursday, December 9, 2021 at 8:00 a.m. EST, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – (833) 968-2237; Passcode: 8144017

Outside of Canada & US – (825) 312-2059; Passcode: 8144017

Replay (available up to 14 days after the call):

Canada & US toll-free – (800) 585-8367; Passcode: 8144017

Outside of Canada & US – (416) 621-4642; Passcode: 8144017

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

p.5 Kinross announces acquisition of Great Bear Resources	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

APPENDIX A

Dixie project location

Figure 1. Map of Dixie property and LP Fault zone location4.

4 Source: Great Bear public disclosure.

p.6 Kinross announces acquisition of Great Bear Resources	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Dixie project map

Figure 2. LP Fault zone, and Arrow, Limb, Midwest and Hinge zones4.

p.7 Kinross announces acquisition of Great Bear Resources	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

LP Fault zone

Figure 3. Long section with accentuated grades. LP Fault zone has been confirmed through drill testing along 10.8 km of strike length and remains open beyond this. Drill results also indicate the presence of robust mineralization at depths below 750 metres5.

5 All figures and values based on Great Bear drill data.

p.8 Kinross announces acquisition of Great Bear Resources	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release, unless otherwise stated. Forward-looking statements contained in this presentation include, without limitation, statements with respect to the completion and timing of the acquisition of Great Bear; financing of the acquisition; the identification of mineral resources and mineral reserves at the Dixie Project; future prospects for exploration, development, operation and/or expansion of the Dixie Project, including the possibility of both open pit and underground mines; the outlook for the project and its anticipated scarcity; the potential for and anticipated timing of commencement of commercial production; the availability of anticipated tax benefits associated with the transaction; and the declaration, payment and sustainability of the Company’s dividends and share buyback program. The words “believe”, “estimate”, “expects”, “forward”, “future”, “goal” “growth”, “opportunity”, “outlook”, “plan”, “potential”, “prospect”, “upside”, or “vision” or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to: (i) that the parties will complete the acquisition in accordance with, and on the timeline contemplated by, the terms and conditions of the relevant agreements, on a basis consistent with our expectations; (ii) the accuracy of management’s assessment of the effects of the successful completion of the proposed transaction; (iii) the anticipated mineralization of the Dixie Project being consistent with expectations and the potential benefits to Kinross from the project and any upside from the project; (iv) the completion, timing, results and benefits of the planned exploration program being consistent with expectations; (v) the results of the exploration program or future operations being consistent with Kinross’ economic model, preliminary project estimates, and execution risk analysis; (vi) the making of a determination to proceed with the development of the Dixie Project on terms acceptable to Kinross; (vii) the successful development of the Dixie Project on the timelines anticipated, or at all; (viii) the trading price of the Kinross and Great Bear common shares and the impacts of the transaction on the Company’s share price being consistent with the Company’s expectations; (ix) the assumed spot and forward price of gold, silver, or certain other commodities (such as, diesel fuel, natural gas, and electricity); (x) Kinross’ future relationship with the Wabauskang and Lac Seul First Nations being consistent with the Company’s expectations; (xi) the anticipated financing plan for the transaction being consistent with the Company’s expectations; and (xii) the impact of price inflation on the proposed plans for the Dixie Project as well as the Company’s models and estimates. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks), permitting risks, and potential direct or indirect impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic. Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2020 and the Annual Information Form dated March 30, 2021. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p.9 Kinross announces acquisition of Great Bear Resources	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims who is a “qualified person” within the meaning of National Instrument 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

Source: Kinross Gold Corporation6

6

p.10 Kinross announces acquisition of Great Bear Resources	www.kinross.com